LLC MEMBERSHIP INTEREST PURCHASE AGREEMENT

LLC MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of June 13 2011, by and among FATHER FISH AQUARIUM, INCORPORATED, a corporation organized under the laws of the state of Florida ("FFAI" / "BUYER") and FATHER FISH AQUARIUM, LLC, a limited liability company organized under the laws of Florida ("FFALLC" / "Seller").

WHEREAS, BUYER desires to purchase from Seller and Seller desires to sell to BUYER membership interests representing 100% of the FFALLC membership interests on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the parties agree as follows:

1. Purchase and Sale of Membership Interests.

1.1 Sale and Purchase. At the Closing, BUYER shall purchase from Seller and Seller shall sell to BUYER Membership Interests in FFALLC representing 100.0% of the outstanding SELLER membership interests (the "Membership Interests") for an aggregate purchase price of TEN DOLLARS AND NO/100 CENTS ($10.00) and other valuable consideration and subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein (the "Sale and Purchase").

1.2 Closing. The Sale and Purchase shall take place at 10:00 AM on the date hereof at the corporate office of BUYER, which time and place are designated as the "Closing."

1.3 Deliveries at Closing. At the Closing, the parties shall, respectively, make the following simultaneous deliveries:

(a) Seller shall deliver to BUYER: (i) a certificate representing the Membership Interests, duly executed by Seller and (ii) a duly executed receipt indicating receipt of the Purchase Price from BUYER.

(b) BUYER shall deliver to Seller (i) the Purchase Price, by cash in hand and (ii) a duly executed receipt indicating receipt of the Membership Interests from Seller.

(c) The parties shall execute and deliver such other documents as are customary and reasonably necessary to consummate the transactions contemplated hereby.

2. Representations and Warranties of SELLER. SELLER hereby represents and warrants as follows:

2.1 Organization and Qualification. SELLER is a limited liability company duly organized and validly existing under the laws of the State of Florida. SELLER has all requisite power and authority to carry on its business as currently conducted. SELLER is duly qualified to transact business.

2.2 Capitalization. As of the Closing, the outstanding equity of SELLER will consist of 100% of the membership interests of FFALLC. There are no other membership interests outstanding.

2.3 Authorization. As of the Closing, all action on the part of SELLER, its officers, directors and Existing Members necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of SELLER hereunder shall have been taken, and this Agreement, assuming due execution by the parties hereto, will constitute a valid and legally binding obligation of SELLER, enforceable in accordance with its respective terms.

3. Representations and Warranties of BUYER. BUYER hereby represents and warrants that:

3.1 Investment. BUYER is acquiring the Membership Interests for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof.

3.2 Authorization. As of the Closing, all action on the part of BUYER and its respective officers and directors necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of BUYER hereunder shall have been taken.

4. Miscellaneous.

4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Florida, without regard to any provisions thereof relating to conflicts of laws among different jurisdictions.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FATHER FISH AQUARIUM, LLC

By: ______________________
Louis Foxwell, Manager / Owner

FATHER FISH AQUARIUM, INC.

By: ______________________
Louis Foxwell, President and CEO